UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2009

Commission File Number: 001-34238

THE9 LIMITED
Building No. 3, 690 Bibo Road
Zhangjiang Hi-tech Park, Pudong New Area
Shanghai 201203, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED
By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: April 20, 2009

Exhibit Index

Exhibit 99.1 — Press Release

Exhibit 99.1
The9 Announces the Status of the WoW License
Shanghai, China — April 16, 2009. The9 Limited (NASDAQ: NCTY) (“The9”), a leading online game operator and developer in China, announced today that it has learned that Blizzard Entertainment’s World of Warcraft will be licensed to another China-based online game company following the expiration of the current license agreement with The9.
About The9 Limited
The9 Limited is a leading online game operator and developer in China. The9’s business is primarily focused on operating and developing high-quality games for the Chinese online game market. The9 directly or through affiliates operates licensed MMORPGs, consisting of MU®, Blizzard Entertainment®’s World of Warcraft®, Soul of The Ultimate NationTM, Granado Espada, and its first proprietary MMORPG, Joyful Journey WestTM, in mainland China. It has also obtained exclusive licenses to operate additional MMORPGs and advanced casual games in mainland China, including EA SPORTSTM FIFA Online 2, Audition 2, Atlantica, Hellgate: London, Ragnarok Online 2, Emil Chronicle Online, HuxleyTM and Field of Honor. In addition, The9 is also developing various proprietary games, including Dragon Empire, Warriors of Fate OnlineTM and others.
For further information, please contact:
Ms. Phyllis Sai
IR Manager, Investor Relations
The9 Limited
Tel: +86 (21) 5172-9990
Fax: +86 (21) 5172-9903
Email: IR@corp.the9.com
Website: http://www.corp.the9.com/